UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission File Number 001-04471

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ACS SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

XEROX CORPORATION

(Exact Name of Registrant as specified in its charter)

New York	16-0468020
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

P.O. Box 4505, 45 Glover Avenue Norwalk, Connecticut	06856-4505
(Address of principal executive offices)	(Zip Code)

(203) 968-3000

(Registrant’s telephone number, including area code)

REQUIRED INFORMATION

The ACS Savings Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirement so f Items 1-3 of Form 11-K, the financial statements and schedules of the ACS Savings Plan at December 31, 2011 and 2010 and for the year ended December 31, 2011, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith as Exhibit 99-1 and incorporated herein by reference.

EXHIBITS

Exhibit Number	Description

99-1	Financial Statements and Schedule of the Plan at December 31, 2010 and 2011 and for the year ended December 31, 2011

99-2	Consent of Independent Registered Public Accounting Firm

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACS SAVINGS PLAN

/s/ Lora Villarreal
Name:	Lora Villarreal
Title:	Plan Administrator, Executive Vice
President and Chief People Officer,
Xerox Business Services, LLC

Date: June 27, 2011